As filed with the Securities and Exchange Commission on May 20, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

____________________

FORM S-8

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

____________________

DOLLAR GENERAL CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Tennessee		61-0502302
(State or Other Jurisdiction of Incorporation or Organization)		(I.R.S. Employer Identification No.)
100 Mission Ridge Goodlettsville, Tennessee 37072
(Address of Principal Executive Offices, including Zip Code)

DOLLAR GENERAL CORPORATION CDP/SERP PLAN
(Full Title of the Plan)

Susan S. Lanigan Executive Vice President and General Counsel 100 Mission Ridge Goodlettsville, Tennessee 37072 (615) 855-4000
(Name, Address and Telephone Number, including Area Code, of Agent for Service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [   ]

Accelerated filer [   ]

Non-accelerated filer [X] (Do not check if a smaller reporting company)

Smaller reporting company [   ]

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (2)
Deferred Compensation Obligations (1)	$40,000,000	100%	$40,000,000	$1,572

(1)

The deferred compensation obligations to which this registration statement relates (the “Obligations”) arise under the Dollar General Corporation CDP/SERP Plan (the “Plan”) and are unsecured obligations of Dollar General Corporation (the “Registrant”) to pay deferred compensation in the future in accordance with the terms of the Plan.

(2)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h) of the Securities Act of 1933 (the “Securities Act”).

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.

Incorporation of Documents by Reference.

The documents listed below are incorporated by reference in this registration statement:

•

The Registrant’s Annual Report on Form 10-K for the fiscal year ended February 1, 2008 (the “fiscal 2007 Form 10-K”), filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2008.

•

The Registrant’s Current Report on Form 8-K dated March 18, 2008, filed with the SEC on March 24, 2008, Current Report on Form 8-K dated April 9, 2008, filed with the SEC on April 10, 2008, Current Report on Form 8-K dated April 16, 2008, filed with the SEC on April 22, 2008, and Current Report on Form 8-K dated May 9, 2008, filed with the SEC on May 15, 2008.

In addition, all documents that the Registrant subsequently files pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment to this registration statement which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part thereof from the date of filing of such documents.  Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or replaced for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein) modifies or replaces such statement.  Any statement so modified or replaced shall not be deemed, except as so modified or replaced, to constitute a part hereof.

Item 4.

Description of Securities.

The following description of the Obligations of the Registrant under the Plan is qualified by reference to the Plan, as amended, which Plan and amendment thereto are included as Exhibits 4.1 and 4.2 to this registration statement.

The Dollar General Corporation CDP/SERP Plan (as amended and restated effective December 31, 2007), as amended by that certain First Amendment to CDP/SERP Plan, consists of a Compensation Deferral Plan (the “CDP”) and a Supplemental Executive Retirement Plan (the “SERP”). Pursuant to the CDP, participants may make annual elections to defer up to 65% of base pay and up to 100% of bonus pay. In addition, the Registrant may make certain matching and discretionary contributions to the CDP on behalf of participants. All participants are 100% vested for all compensation deferrals and contributions under the CDP. Pursuant to the SERP, the Registrant may make an annual contribution to all participants who are actively employed by the Registrant on both January 1 and December 31 of a year. The SERP contribution is based on a participant’s base pay and bonus, age and years of service (or some combination or parts thereof, as determined annually by the Registrant). Registrant contributions made pursuant to the SERP generally vest at the earlier of the participant’s attainment of age 50 or the participant’s being credited with 10 or more “years of service,” or upon termination of employment due to death or “total and permanent disability” or upon a “change in control,” all as defined in the Plan. Notwithstanding regular vesting rules, however, all persons who were SERP participants on July 6, 2007 are fully vested in their SERP benefit.

The Obligations are general unsecured obligations of the Registrant to pay certain retirement benefits and deferred compensation in the future in accordance with the terms of the Plan from the general assets of the Registrant, and rank pari passu with other unsecured indebtedness of the Registrant from time to time outstanding.

The amount of retirement benefits and deferred compensation owed to participants pursuant to the Plan equals the amount of compensation deferred by each participant in accordance with his or her deferral election under the CDP and the amount of the Registrant’s contributions under the CDP and/or the SERP to each participant’s account in accordance with the terms of the Plan, all adjusted to reflect any deemed investment appreciation or depreciation. A participant’s vested account balance will be paid by (a) lump sum, (b) monthly installments over a 5, 10 or 15 year period or (c) a combination of lump sum and installments. However, a lump sum distribution will be paid in lieu of installments if the participant’s account balance is less than $25,000 (determined separately for a participant’s CDP account and SERP account), if the participant fails to specify a form of payment, or if the participant dies, becomes disabled or does not meet certain retirement criteria (either attainment of age 50 or being credited with 10 or more “years of service”) under the terms of the Plan. The vested amount will be payable upon the participant’s termination of employment or retirement in the following February if employment ceases during the first 6 months of a calendar year or in the following August if employment ceases during the last 6 months of a calendar year.  Participants may elect to receive an in-service lump sum distribution of vested amounts credited to the CDP account, provided that the date of distribution is a date that is no sooner than 5 years after the end of the year in which amounts are deferred. In addition, a participant who is an employee may request to receive an “unforeseeable emergency hardship” in-service lump sum distribution of vested amounts credited to his or her Plan account.

Each participant’s Obligations will be adjusted to reflect the investment experience of the underlying Plan investment alternative(s), including any appreciation or depreciation. A participant may request that the participant’s Obligations be deemed invested in one or more of the investment alternatives offered under the Plan. While the committee administering the Plan will consider properly made investment requests, the committee is not obligated to follow any such request. Vested Plan account balances are payable in cash.

A participant’s Obligations cannot be sold, transferred, assigned, pledged, hypothecated, or otherwise encumbered, and pass only to a survivor beneficiary designated under the Plan, or by will or the laws of descent and distribution. Except as described above in the case of in-service withdrawals, the Obligations are not subject to redemption, in whole or in part, prior to the termination, retirement, disability or death of the participant. However, the Registrant reserves the right to amend or terminate the Plan at any time, except that no such amendment or termination shall adversely affect a participant’s right to Obligations in the amount of the participant’s accounts as of the date of such amendment or termination. The Obligations are not convertible into another security of the Registrant. The Obligations will not have the benefit of a negative pledge or any other affirmative or negative covenant on the part of the Registrant. No trustee has been appointed having the authority to take action with respect to the Obligations and each participant will be responsible for acting independently with respect to, among other things, the giving of notices, responding to any requests for consents, waivers or amendments pertaining to the Obligations, enforcing covenants and taking action upon a default.

Item 5.

Interests of Named Experts and Counsel.

Not applicable.

Item 6.

Indemnification of Directors and Officers.

The Tennessee Business Corporation Act (“TBCA”) allows a Tennessee corporation’s charter to contain a provision eliminating or limiting, with certain exceptions, the personal liability of a director to the corporation or its shareholders for monetary damages for breach of the director’s fiduciary duty as a director. Under the TBCA, a Tennessee business corporation may not eliminate or limit a director’s monetary liability for (i) breaches of the director’s duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law; or (iii) unlawful dividends, stock repurchases or redemptions. This provision also may not limit a director’s liability for violation of, or otherwise relieve a corporation or its directors from the necessity of complying with, federal or state securities laws, or affect the availability of non-monetary remedies such as injunctive relief or rescission. The Registrant’s charter contains a provision stating that directors shall not be personally liable for monetary damages to the Registrant or its shareholders for breach of fiduciary duty as a director, except to the extent required by the TBCA in effect from time to time.

The TBCA provides that a corporation may indemnify any of its directors, officers, employees and agents against liability incurred in connection with a proceeding if (a) such person acted in good faith; (b) in the case of conduct in an official capacity with the corporation, he or she reasonably believed such conduct was in the corporation’s best interests; (c) in all other cases, he or she reasonably believed that his or her conduct was at least not opposed to the best interests of the corporation; and (d) in connection with any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. The TBCA also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that such personal benefit was improperly received. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as a director or officer of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA provides that a court of competent jurisdiction, unless the corporation’s charter provides otherwise, upon application, may order that an officer or director be indemnified for reasonable expenses if, the court determines that the director or officer is entitled to mandatory indemnification as described above, in which case the court shall also order the corporation to pay his or her reasonable expenses incurred to obtain court-ordered indemnification. Unless the corporation’s charter provides otherwise, upon application, the court may also order indemnification for reasonable expenses if, in consideration of all relevant circumstances, the court determines that the director or officer is fairly and reasonably entitled to indemnification, notwithstanding the fact that (a) such officer or director was adjudged liable to the corporation in a proceeding by or in the right of the corporation; (b) such officer or director was adjudged liable on the basis that personal benefit was improperly received by him or her; or (c) such officer or director failed to meet the standard of conduct normally required for indemnification as described above.

The Registrant’s charter and bylaws require the Registrant to indemnify its directors and officers to the fullest extent permitted by applicable law. The Registrant’s bylaws further require the Registrant to advance expenses to each of its directors and officers to the full extent allowed by Tennessee law. Under the Registrant’s charter and bylaws, such indemnification and advancement of expenses provisions are not exclusive of any other right that a director or officer may have or acquire both as to action in his or her official capacity and as to action in another capacity.

The Registrant has in effect a directors’ and officers’ liability insurance policy that covers its directors and officers in amounts that the Registrant believes are customary in its industry. Under this policy, the insurer agrees to pay, subject to certain exclusions, for any claim made against directors or officers of the Registrant for a wrongful act or omission by such persons, but only if and to the extent such persons become legally obligated to pay such claim or incur certain costs in defending such claim. Furthermore, the Agreement and Plan of Merger among Buck Holdings, L.P., Buck Acquisition Corp. and the Registrant, dated as of March 11, 2007, requires the Registrant to maintain indemnification of directors and officers to the fullest extent permitted by law following the July 6, 2007 completion of the merger of Buck Acquisition Corp. with and into the Registrant.

In connection with entering into a monitoring agreement with an affiliate of Kohlberg Kravis Roberts & Co. and an affiliate of Goldman, Sachs & Co., the Registrant entered into a separate indemnification agreement with the parties to the monitoring agreement pursuant to which the Registrant agreed to provide customary indemnification to such parties and their affiliates. See the “Certain Relationships and Related Transactions, and Director Independence—Related Party Transactions—Monitoring Agreement and Indemnity Agreement” section of our fiscal 2007 Form 10-K.

Pursuant to the Registrant’s employment agreement with Mr. Dreiling, effective as of January 11, 2008 (the “Employment Agreement”), the Registrant has agreed that if Mr. Dreiling is made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, relating to a claim by his prior employer that Mr. Dreiling has breached or attempted to breach certain covenants to which he is bound as a result of his employment arrangement with his prior employer, the Registrant will indemnify and hold harmless Mr. Dreiling to the fullest extent authorized by applicable law from and against any and all liabilities, amounts paid in settlement, costs, claims and expenses, including all costs and expenses incurred in defense of any such proceeding (including attorneys’ fees). The Registrant will pay costs and expenses Mr. Dreiling incurs in defense of any such proceeding (including attorneys’ fees) in advance of the final disposition of such litigation upon receipt of (a) a written request for payment, (b) appropriate documentation evidencing the incurrence, amount and nature of the costs and expenses for which payment is being sought, and (c) an undertaking adequate under applicable law made by or on behalf of Mr. Dreiling to repay the amounts so paid if it shall ultimately be determined that he is not entitled to be indemnified under his Employment Agreement with the Registrant. Notwithstanding the foregoing, if as a result of such proceeding Mr. Dreiling is prohibited from continuing his employment with the Registrant, the Registrant shall pay to Mr. Dreiling his base salary until the earliest to occur of (i) the date upon which he ceases to be so prohibited, (ii) the date, if any, upon which he becomes employed by a subsequent employer and (iii) the first anniversary of the effective date of such prohibition.

In addition, the Registrant shall indemnify and hold harmless Mr. Dreiling for all acts and omissions occurring during his employment or service as a member of the Board (or both) to the maximum extent provided under the Registrant’s charter, bylaws and applicable law. During the Term (as defined in the Employment Agreement) and for a term of six years thereafter, the Registrant, or any of its successors, shall purchase and maintain, at its own expense, directors’ and officers’ liability insurance providing coverage for Mr. Dreiling in the same amount as for Board members.

Mr. Dreiling shall provide his reasonable cooperation in connection with any proceeding (or any appeal from any proceeding) referenced above, as well as any proceeding which relates to events occurring during his employment.

Item 7.

Exemption from Registration Claimed.

Not applicable.

Item 8.

Exhibits.

See the Exhibit Index immediately following the signature page hereto, which Exhibit Index is incorporated herein by this reference.

Item 9.

Undertakings.

(a)

The undersigned registrant hereby undertakes:

1.

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

The Registrant.  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Goodlettsville, State of Tennessee, on April 21, 2008.

DOLLAR GENERAL COPORATION

By:	/s/ Richard W. Dreiling
Richard W. Dreiling, Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David M. Tehle and Susan S. Lanigan, and any of them (with full power in each to act alone), his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Richard W. Dreiling Richard W. Dreiling	Chief Executive Officer (Principal Executive Officer)	April 21, 2008

/s/ David M. Tehle David M. Tehle	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	April 29, 2008

/s/ Michael M. Calbert Michael M. Calbert	Director	April 23, 2008

/s/ Raj Agrawal Raj Agrawal	Director	April 22, 2008

/s/ Adrian Jones Adrian Jones	Director	April 28, 2008

/s/ Dean B. Nelson Dean B. Nelson	Director	April 23, 2008

EXHIBIT INDEX
Exhibit No.	Description
4.1

Dollar General Corporation CDP/SERP Plan (as amended and restated effective December 31, 2007) (incorporated by reference to Exhibit 10.10 to Dollar General Corporation’s Registration Statement on Form S-4, filed with the SEC on December 21, 2007 (file number 333-148320)).

4.2

First Amendment to the Dollar General Corporation CDP/SERP Plan (as amended and restated effective December 31, 2007) (incorporated by reference to Exhibit 10.11 to Dollar General Corporation’s Registration Statement on Form S-4, filed with the SEC on December 21, 2007 (file number 333-148320)).

5	Opinion of Troutman Sanders LLP.
23.1	Consent of Troutman Sanders LLP (included in Exhibit 5).
23.2	Consent of Ernst & Young LLP.
24	Power of Attorney (included on the Signature Page hereto).